UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No: 1)

Regulus Therapeutics, Inc

(Name of Issuer)

COMMON STOCK, $ 0.001 PAR VALUE

(Title of Class of Securities)

75915K 101

(CUSIP Number)

February 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 75915K 101

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Sanofi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5, 053, 779 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 3,749,999 shares

	8.	Shared Dispositive Power 1,303,780 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5, 053, 779 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.73%

12.	Type of Reporting Person (See Instructions) CO.

Item 1(a).	Name of Issuer: Regulus Therapeutics, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3545 JOHNS HOPKINS COURT, SAN DIEGO CA 92121

Item 2(a).	Name of Person Filing: Sanofi
Item 2(b).	Address of Principal Business Office, or if none, Residence: 54, rue La Boétie, 75008 Paris, France
Item 2(c).	Citizenship: The Republic of France
Item 2(d).	Title of Class of Securities: COMMON STOCK, $ 0.001 PAR VALUE
Item 2(e).	CUSIP Number: 75915K 101

Item 3.	Item 3 is not applicable.

Item 4(a).	Amount beneficially owned: 5,053,779 shares(1)
Item 4(b).	Percent of class: 11.73%(2)
Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,053,779 shares
(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 3,749,999 shares
(iv)	Shared power to dispose or to direct the disposition of: 1,303,780 shares(3)

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group:
Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) 5,053,779 shares of Common Stock are held directly by Aventis Holdings Inc. which is an indirect, wholly owned subsidiary of Sanofi.

(2)  Based on 41,787,326 shares of Common Stock of the Issuer outstanding on December 31, 2013 as represented by the Issuer to the Reporting Persons.

(3) 1, 303,780 shares of Common Stock are subject to lock up provisions set out in Exhibit 99.3 of the Form 8-K filed by the Issuer on February 5, 2014 (Commission file 001-35670)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI

Date: February 5, 2014	By:	/s/ John FELITTI
John FELITTI
Associate Vice President Corporate Law, Financial & Securities Law